Exhibit 99.3

Consolidated Capitalization of Brookfield Infrastructure Partners L.P. as at June 30, 2021

The following table sets forth the consolidated capitalization of Brookfield Infrastructure Partners L.P. (“BIP”) based on its unaudited consolidated financial statements as at June 30, 2021 (a) on an actual basis, and (b) as adjusted to take into account the acquisition by Bison Acquisition Corp. (the “Offeror”) of all outstanding common shares (the “Common Shares”) of Inter Pipeline Ltd. (“IPL”) under the offer to purchase (the “Offer”) Common Shares made to the shareholders of IPL (“Shareholders”). The financial information set out below should be read in conjunction with BIP’s unaudited consolidated financial statements as at and for the three and six months ended June 30, 2021, and BIP’s audited consolidated financial statements as at and for the year ended December 31, 2020 as well as the unaudited pro forma statement of financial position of BIP as at June 30, 2021 and the unaudited pro forma statement of operating results of BIP for the six months ended June 30, 2021 and for the year ended December 31, 2020, giving effect to the proposed acquisition of all outstanding Common Shares under the Offer, in the manner set forth therein, set forth in Exhibit 99.2. Other than as set forth below, there have been no material changes to BIP’s share and loan capital since June 30, 2021.

	June 30, 2021
	Actual	Adjusted(1),(2)
	(in US$ millions)
Cash and cash equivalents	1,275	1,298

Corporate borrowings	2,822	3,422
Non-recourse borrowings	19,999	26,903

Liabilities	22,821	30,325

Partnership Capital
Limited partners	4,275	4,149
General partner	20	19
Non-controlling interest attributable to:
RPUs held by Brookfield	1,703	1,651
BIPC Shares	643	3,060
Brookfield Infrastructure Partners Exchange LP Units	11	11
Interest of others in operating subsidiaries	13,475	16,491
Preferred unitholders	1,324	1,324

Total partnership capital	21,451	26,705

Capitalization	44,272	57,030

(1)

Please refer to Exhibit 99.2 for a summary of the pro forma adjustments. The “as adjusted” column does not reflect indebtedness incurred or repaid by BIP since June 30, 2021 other than as contemplated in connection with the Offer. In addition, for the purpose of the pro forma amounts, it is assumed that 31 million class A exchangeable subordinate voting shares of BIPC (the “BIPC Shares”) and no class B exchangeable limited partnership unit of Brookfield Infrastructure Corporation Exchange Limited Partnership (“Exchangeable LP Unit”) are issued in connection with the acquisition. If 5 million Exchangeable LP Units were issued in connection with the acquisition as a result of the Supplementary Election (as defined in BIP’s registration statement on Form F-4 (File No. 333-253365-01), as amended), there would be a decrease in the cash consideration payable by BIP and a corresponding increase in non-controlling interest attributable to Exchangeable LP Units of approximately $400 million. Alternatively, if Shareholders elect to receive all-cash consideration, there would be an increase in cash consideration payable by BIP and a corresponding decrease in non-controlling interest attributable to BIPC Shares of approximately $2.4 billion.
(2)	Brookfield anticipates that Brookfield Infrastructure will indirectly have a 51% interest in the Common Shares taken up under the Offer.

2